Exhibit 4.24

MEMORABILIA LEASE (HOTEL)

THIS MEMORABILIA LEASE (the “Lease”), is made and executed as of January 22, 2007 (the “Effective Date”) by and between HARD ROCK CAFE INTERNATIONAL (STP), INC., a New York corporation (“Lessor”), and MELCO HOTELS AND RESORTS (MACAU) LIMITED, a Macau corporation (”Lessee”):

R E C I T A L S:

I. Lessor is the owner of a collection of rock and roll memorabilia.

II. Lessee has entered into a License Agreement (as hereinafter defined) and desires to lease from Lessor articles of memorabilia for display and exhibition at the Hotel (as hereinafter defined) operated pursuant to the License Agreement.

III. Lessor desires, upon and subject to the terms and conditions specified in this Lease, to lease to Lessee the right to use the Property (as hereinafter defined) in connection with the operation of the Hotel by Lessee.

IV. Lessee acknowledges that Lessor would not lease the Property to Lessee, as provided for herein, unless Lessee agrees to comply with all of the terms and conditions of this Lease binding upon Lessee, including, without limitation, Lessee’s obligations hereunder to pay all rental fees and all other amounts payable by Lessee as specified in this Lease.

V. Lessee has had full and adequate opportunity to read and review this Lease and to be thoroughly advised of the terms and conditions hereof, and has, to Lessee’s satisfaction, determined that it is in Lessee’s best interest to lease the Property.

NOW, THEREFORE, in consideration of the foregoing recitals, of the mutual covenants and obligations contained herein, of the grant by Lessor to Lessee of the Lease of the Property, as contemplated herein, and for other good and valuable consideration, the receipt and sufficiency of all of which is hereby acknowledged by each party hereto, Lessor and Lessee hereby agree as follows:

SECTION 1. CERTAIN DEFINITIONS.

(A) Certain Terms Defined. Except as otherwise specifically provided for in this Lease, the following terms shall have the definitions specified in this Section 1:

“Adjusted for Inflation” shall mean an amount adjusted for inflation by being increased by the greater of (i) three percent (3%) or (ii) an adjustment based upon the ‘Inflation Index” (as defined below). The amount of the adjustment under (ii) shall be determined by multiplying the amount which is the subject of the escalation by a fraction the denominator of which is the “Inflation Index” for the month from which such adjustment shall be made (the “Base Month”), and the numerator of which is the “Inflation Index” for the month immediately prior to the month in which the adjustment for inflation shall be made (the “Adjustment Month”), provided that if the Inflation Index for the Base Month is less than the Inflation Index for the Adjustment Month, the amount to be adjusted will be multiplied by one (1) for purposes of making calculations hereunder. In the event an amount is to be Adjusted for Inflation and there is no reference to the Base Month, the Base Month shall be the month that includes the Effective Date. For purposes of this paragraph, the Inflation Index shall mean the U.S. City Average Price Index for All Urban Consumers for All Items (Base Year 1982-1984) as published by the United States Department of Labor, Bureau of Labor Statistics; provided that if such index is discontinued or is unavailable, then the parties will substitute therefor a comparable index for use in calculating changes in the cost of living or purchasing power of consumers published by any other governmental agency, major bank, financial institution or university or by another recognized financial publication, with such adjustments as shall be reasonably necessary to produce substantially the same results as would have been obtained under the unavailable index.

“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For all purposes hereof, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of any Person, or the power to veto major policy decisions of any Person, whether through the ownership of voting securities, by contract, or otherwise.

“Appraised Value” means the appraised value set forth in Schedule A for each item of the Property, as determined by Lessor.

“Casino” shall mean the Hard Rock Casino to be constructed and operated by Lessee at the Premises, which shall have contiguous corridors to the Hotel.

“Governmental Authority” means any foreign, federal, state, provincial, or local governmental or tribal entity or authority, or any department, commission, board, bureau, agency, court, or instrumentality thereof including any tax or regulatory authority, which has control over the Hotel, or the location of the Hotel.

“Hard Rock Casino” means a Casino within a property or resort named or identified with the Licensed Marks. The term “Hard Rock Casino” shall include the building and structure at any time constructed and situated on the land, whether owned or leased, comprising that location, and all facilities, structures and improvements relating thereto.

“Hard Rock Corridors” shall mean the corridors and passageways that are not within the main footprint of the Hotel or the Casino but connect the Hotel to the Casino or the Hard Rock Café (as defined in the License Agreement) to the Hotel or the Casino.

“Hard Rock Hotel” means a hotel, lodge or inn or similar establishment within a property or resort named or identified with the Licensed Marks which is an all-inclusive place for overnight lodging. The term “Hard Rock Hotel” shall include the hotel buildings and structures at any time constructed and situated on the land, whether owned or leased, comprising that location, and all facilities, structures and improvements relating thereto, including, without limitation, any lobbies, kitchen, dining rooms, restaurants, meeting and banquet rooms and facilities, bars, swimming pools, theaters, health clubs, landscaping, parking areas, roadways and walkways: provided that the term “Hard Rock Hotel” shall not include time-share and condominium components (whether as part of a rental pool or otherwise) or housing and extended-stay facilities.

“Hotel” shall mean the Hard Rock Hotel establishment operated on the Premises pursuant to the License Agreement, which shall have contiguous corridors to a Hard Rock Casino.

“Indemnify” means to indemnify against, hold harmless from, and reimburse for.

“Interest Rate” means, with respect to any date, the prime rate listed in the “Money Rates” section of the Wall Street Journal (or other similar publication, in the event the Wall Street Journal is no longer published) published on such date plus two percent (2.0%) per annum, provided that in no event shall the Interest Rate exceed the maximum rate permitted by the applicable Law(s).

“Law” means any and all laws, judgments, decrees, orders, rules, regulations, or official legal interpretations of any Governmental Authority.

“Lessee” shall have the meaning set forth at page one of this Lease.

“Lessor” shall have the meaning set forth at page one of this Lease.

“License Agreement” shall mean that Hotel Trademark License Agreement, dated of even date hereof by and between Hard Rock Holdings Limited and Lessee for Premises.

“Licensed Marks” shall mean those marks as depicted (and subject to the restrictions) set forth in Exhibit A to the License Agreement and any other trademark, service mark and commercial symbol specifically designated from time to time by Licensor (as defined in the License Agreement) for use by Lessee for the Hotel.

“Month” shall mean a calendar month (Gregorian), that period between the date this Lease was executed and the last day of the month in which this Lease was executed, and that period following the end of the last full calendar month during the term of this Lease and the last day that this Lease is in effect.

“Notices” shall have the meaning set forth in Section 23 hereof.

“Permits” means any and all licenses, permits, approvals, variances, waivers, or consents.

“Person” means (i) an individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, estate, trust, unincorporated association or other entity, (ii) any Governmental Authority, and (iii) a fiduciary acting in such capacity on behalf of any of the foregoing.

“Premises” means the real property upon which the Hotel is located, and includes such real property, all structures located thereon, all furniture, fixtures, and equipment, and all appurtenances to any of the foregoing, together with all easements, entrances, exits, rights of ingress and egress thereto, and all improvements thereon or thereto.

“Property” means that personal property identified in Schedule A to this Lease, and all additions, substitutions, and amendments to such Schedule A during the term of this Lease and any extension thereof.

SECTION 2. DESCRIPTION AND SUPPLY OF LEASED PROPERTY.

(A) Description. The Property to be leased hereunder is that personal property to be set forth on Schedule A to this Lease from time to time, and which property shall be selected by the Lessor in consultation with the Lessee, at a date no later than ninety (90) days prior to the opening of the Hotel for business, at which time Schedule A shall be completed and incorporated and made a part hereof for all purposes.

(B) Supply. The Property specified in Schedule A shall be supplied by Lessor to Lessee as provided under this Lease at a date no later than thirty (30) days prior to the anticipated opening of the Hotel, provided that Licensee must ensure that the Hotel area where the Property is to be located is, as reasonably determined by Lessor, dust free, secure, weather-tight, free of interference from other trades, air-conditioned and has completed memorabilia display cases to Licensor’s satisfaction.

SECTION 3. TERM OF LEASE.

The term hereof shall commence upon the date of execution of this Lease, and, unless terminated earlier as provided for herein, shall continue for as long as the License Agreement is in full force and effect. This Lease shall terminate automatically, without prejudice to any accrued rights and liabilities of the parties prior to termination, concurrently with any termination of the License Agreement.

SECTION 4. PAYMENT OF RENT.

(A) Rent. During the first twelve (12) months after shipment of the Property, the annual rental fee for the use of the Property shall be equal to Thirty Thousand Dollars ($30,000.00) (in United States Dollars) per year, as Adjusted for Inflation. The annual rental fee shall be payable in equal Monthly installments, but shall be prorated on a daily basis for Months which constitute partial calendar months. The first installment shall be paid immediately prior to shipment of the Property to Lessee, and thereafter each installment shall be due and payable on the first (1st) day of each succeeding Month.

(B) Payment and Calculation of Annual Rental Fee and Other Payments. All annual rental fees and other payments hereunder due or to become due to Lessor shall be paid in United States Dollars.

(C) All Payments Free and Clear of Charges. All rental fees and other amounts payable by Lessee pursuant to this Lease shall be free and clear of any tax exchange, transfer, or similar charges (except those imposed by Lessor’s Financial institution), it being specifically understood by Lessee that the responsibility for payment of any such tax exchange, transfer, or similar charge (except those imposed by Lessor’s financial institution) is solely that of Lessee.

(D) Method of Payment. All rental fees and other amounts payable by Lessee pursuant to this Lease shall be paid by wire transfer of immediately available funds to an account designated in writing from time to time by Lessor.

(E) Late Payments. Unpaid amounts due and owing from Lessee hereunder shall bear interest, pro rata per day, on the past due balance at the Interest Rate from the date such sums first become due until paid.

(F) Lights and Hardware. Lessee will purchase brass memorabilia lights and all hardware required for the memorabilia installation. Lessor shall assist Lessee in purchasing the items directly by providing Lessee purchase specifications. Payment is due within thirty (30) days of Lessor’s submission of expenses.

SECTION 5. INSTALLATION AND LOCATION OF PROPERTY.

(A) Installation. The parties shall mutually agree on an installation schedule. Lessee shall not install the Property in the Hotel or on the Premises without first consulting with Lessor. In connection with the installation of the Property, Lessee shall, at its cost, construct locking display boxes and niches and install special lighting for the Property in accordance with Lessor’s standards and specifications. Lessor shall have the right to supervise and install all of the Property with an installation team (one (1) designer and five (5) installers) selected by the Lessor. Lessee shall pay all reasonable out of pocket costs and expenses associated with installation of the Property (not including salaries and overhead), including but not limited to customs, duties, taxes, travel, per diem ($40 US/day), airfare and suitable four (4) star hotels for Lessor’s installation team. Upon installation team’s arrival, estimated per diem is to be paid in full by Lessee.

(B) Relocation. Lessee shall not, without the prior written consent of Lessor, permit the Property to be removed from the Hotel. Lessor may at its own expense remove Property and replace with reasonable substitute Property pursuant to Lessor’s standard rotation policy. Unless otherwise approved in writing by Lessee, the substitute Property shall be substantially equal in quality and value to the Property for which it is being substituted. Lessor shall have the right to supervise, at its own expense, and to specify the terms and conditions of, any movement of the Property, including, without limitation, the right to contract for all services necessary, in Lessor’s reasonable discretion, to safely move and to insure such Property.

SECTION 6. USE OF PROPERTY.

(A) Rights of Lessee. Lessee shall be entitled to the right of the use and possession of the Property during the Lease term. The Property shall be used only for the purpose of protected and supervised display within the Hotel and the Hard Rock Corridors in accordance with generally accepted museum standards for preservation and protection against loss or damage.

(B) Duties of Lessee. Lessee must use the Property for decoration and display as installed by Lessor in a careful and proper manner, and shall not knowingly permit any Property to be used in violation of any applicable Law, the effect of which violation could adversely affect either the value of the Property or Lessor’s title thereto.

(C) Restriction on Use. Lessee shall not use the Property in any manner that will result in a cancellation of any applicable insurance policy, even if such use may be in furtherance of Lessee’s business purpose.

SECTION 7. IDENTIFICATION OF PROPERTY.

If, at any time during the term of this Lease, Lessor supplies Lessee with labels, plates, or other markings stating that the Property is owned by Lessor, Lessee, at Lessee’s expense, shall affix and keep such labels, plates, or other markings in a prominent place on the Property, and, in connection therewith, shall follow any and all reasonable instructions regarding the same received from Lessor or any Affiliate thereof.

SECTION 8. MAINTENANCE PERFORMED BY LESSEE.

(A) Maintenance and Repairs. Upon Lessor’s delivery of the Property to Lessee, Lessee, at its sole expense, shall assume all obligation and liability concerning possession of the Property, and for its use, condition, and storage during the Lease term, any continuation or extension thereof. Thereafter, Lessee shall, at all times and at Lessee’s sole expense, insure the Property and maintain the Property in good order, repair, condition, and working order. Lessor, at its cost, shall arrange for insurance of Property for transport from Lessor to Lessee.

(B) Alterations. Without the prior written consent of Lessor, Lessee shall not make any alteration, repair, addition, or improvement to the Property. All additions to and improvements of the Property of any kind shall immediately become Lessor’s property and subject to the terms of this Lease without any reimbursement to Lessee for the same. Lessee shall not remove, alter, disfigure, or cover up any numbering, lettering, or insignia displayed on or adjacent to the Property. Lessor shall have the right to supervise any repair or other work done on the Property.

SECTION 9. LESSOR’S RIGHT OF INSPECTION AND REPAIR.

Lessor has the right, on reasonable notice to Lessee, to enter the Hotel during Lessee’s regular business hours for the purpose of inspecting the Property in order to make a determination of its condition and manner of use. If any Property covered by this Lease is not being properly maintained or utilized according to the provisions of this Lease, Lessor has the right, but not the obligation, to have it repaired or maintained at a service facility at the expense of Lessee.

SECTION 10. OWNERSHIP.

(A) Lessor Sole Owner. This Lease constitutes a lease of the Property described in Schedule A and not a sale or the creation of a security interest. Lessor shall, at all times, retain sole ownership and title of the Property, and Lessee shall not have or at any time acquire any right, title, equity, or other interest in the Property, except the right to possession and use as provided for in this Lease.

The Property is, and shall at all times remain, the personal property of Lessor, notwithstanding that any part of it may now be, or may become, in any manner attached to, or embedded in, or permanently resting on, real property or any building on real property, or attached in any manner to what is permanent as by means of cement, plaster, nails, bolts, screws, or otherwise. Lessee agrees to Indemnify Lessor for any loss or expense due to a lien or claim on such Property by the owner of the Hotel or by any other lienholder, claimant or the equivalent. Lessee shall, at any time, upon request by Lessor, use commercially reasonable endeavors to deliver to Lessor a statement in writing executed by the owner and/or any other lienholder of the Premises disclaiming any interest in the Property and acknowledging Lessor’s sole ownership and title thereto.

(B) Donated Memorabilia. Any items of memorabilia associated with the music industry that are donated or presented to Lessee as owner or operator of the Hotel or otherwise acquired or received by Lessee for less than full or reasonable value at any time during the term of this Lease or any extension thereof shall be deemed and shall immediately become the property of Lessor, unless otherwise agreed by the parties hereto in writing. Lessee shall immediately notify Lessor in writing of any such receipt or acquisition of memorabilia. All such donated memorabilia shall, immediately upon receipt by Lessee be included as a part of the Property for all purposes of this Lease, except that Lessee shall not be required, during the term of this Lease, to pay any rental amount in connection with any such donated memorabilia.

SECTION 11. DELIVERY AND ACCEPTANCE OF PROPERTY.

Lessor and Lessee each have, or immediately prior to installation will have, inspected the Property. Lessee hereby accepts possession of the same for purposes of this Lease on an “as is” basis.

SECTION 12. RISK OF LOSS OR DAMAGE.

(A) Loss or Damage. Lessee assumes all risk of loss of and damage to the Property from any cause whatsoever. Subject to the remainder of this Section, no loss or damage to the Property will impair any obligation of Lessee under this Lease, which will continue in full force and effect. If any Property under this Lease becomes lost, stolen, destroyed, confiscated, or damaged beyond repair satisfactory to Lessor, Lessee shall pay Lessor in cash the “Appraised Value” as set forth in Schedule A, less any net proceeds of insurance received by Lessor for loss or damage of such Property. Upon such payment, this Lease will terminate with respect to such items of the Property so paid for, and Lessee shall become entitled to such items of the Property, as owner, on an “as is” basis, without warranty by Lessor, express or implied.

(B) Notification to Lessor. If any Property under this Lease is damaged, lost, stolen, confiscated, or destroyed, Lessee shall promptly notify Lessor of the occurrence and shall file, at its expense, all necessary reports, including those reports required by Law, all interested insurance companies, and/or by Lessor.

SECTION 13. INSURANCE.

Lessee shall, at its own expense, maintain in full force and effect at all times during the Lease term, comprehensive insurance against loss, theft, damage, confiscation, or destruction of the Property for the full Appraised Value of each item of Property, in an amount not less than the amount set forth opposite each item on Schedule A, and in an aggregate amount of not less than the total Appraised Value set forth on Schedule A and all additions and substitutions thereto. Lessor shall notify Lessee of any additions to the

Property affected in accordance with the terms of this Lease and revaluation of the Property carried out and the results of such revaluation, and Lessee shall insure the Property to its full Appraised Value on any such addition and/or revaluation. The policies shall provide that they may not be cancelled or altered without at least thirty (30) days prior written notice to Lessor, and the loss payable endorsement shall provide that all amounts payable by reason of loss of or damage to the Property shall be payable only to Lessor in United States Dollars. Lessee, upon request from Lessor, shall furnish Lessor with a certificate of insurance evidencing all insurance coverages required of Lessee pursuant to this Section, and shall immediately provide Lessor a new certificate of insurance upon renewal, expiration, change or cancellation of any insurance coverages required under this Section.

SECTION 14. TAXES AND FEES.

(A) Obligation of Lessee. Lessee is liable for, and is required to pay on or before their due dates, all sales taxes, use taxes, personal property taxes, ad valorem taxes, license fees, Permit fees, and any other taxes or governmental charges whatsoever imposed on the Property or based on the amount of rent to be paid under this Lease or assessed in connection with this Lease, or the transportation of the Property, together with all penalties and interest incurred in connection therewith, except for taxes imposed on the aggregate gross income of Lessor. To the extent practicable, Lessee will cause all billings of such taxes to Lessor to be made to Lessor in care of Lessee, and will, from time to time, on request of Lessor, submit written evidence of the payment of all governmental obligations described in this section. If the Property is taxable under any property tax or similar tax law, on each property tax return required to be filed, Lessee will include the Property covered by this Lease, and all substitutions or additions, as Property owned by Lessee for purposes of tax assessments. It is expressly agreed that Lessee will not, without obtaining written permission of Lessor, assert on Lessee’s behalf, or on behalf of Lessor, any immunity from taxation based on the tax-exempt status, if any, of Lessor.

(B) Reimbursement of Lessor. If any taxing or other Governmental Authority requires that a tax or other governmental charge as set forth in this section be paid to such taxing or other Governmental Authority directly by Lessor, Lessee shall, on notice from Lessor, pay to Lessor the amount of the tax or other charge.

SECTION 15. SHIPMENT AND RETURN OF PROPERTY.

(A) Shipment. Lessee shall pay all shipping costs, freight, duties, tariffs, import/export fees, ad valorem taxes, other taxes, custom charges, license fees, permit fees, and storage costs incurred with respect to the shipment of the Property from or by Lessor to Lessee and its return. Lessor shall specify and approve in writing all movers and carriers and methods of movement and shipment of the Property. Lessor will designate the location or locations from which the Property is to be shipped. Lessor, at its expense, shall insure the Property in the amount and with an insurance carrier designated by Lessor against loss or damage during transport to Lessee. Lessor shall have the right to supervise the packing, loading, moving, unloading, and unpacking of the Property and to designate the quality of packing materials and shipping containers. Lessee shall also pay all shipping of unused memorabilia and all crates are to be returned to Lessor. All shipping should have climate controlled conditions whether it is stored temporarily or in route to the designated location.

(B) Lessee’s Duty to Return. On termination of this Lease, Lessee shall, at Lessee’s expense, return the Property to Lessor in good repair, by loading the Property on board such carrier as Lessor shall specify or approve in writing, and shipping the Property by climate controlled air freight to the destination designated by Lessor. Lessee, at Lessee’s expense, shall fully insure the Property in the amount and with an insurance carrier designated by Lessor in its sole discretion against loss or damage during transport, with Lessor as loss payee. Lessor shall have the right to supervise the packing, loading, moving, unloading, and unpacking of the Property. The Property shall be packed with at least such care and with such quality containers and packing materials as used in its shipment from Lessor to Lessee.

(C) Right of Lessor to Repossess. If, upon the termination of this Lease, Lessee fails or refuses to return the Property to Lessor, Lessor shall have the right to take possession of the Property, and, for that purpose, to enter into the Premises where the Property is located, without being liable to Lessee for such removal in any suit, action, or other proceeding. Lessee shall reimburse Lessor for all of Lessor’s expenses in connection with any such repossession of the Property.

SECTION 16. HOLDING OVER.

The failure of Lessee to return the Property on the termination of this Lease, with or without the consent of Lessor, shall result in the creation of a Month to Month lease at a Monthly rental of one-twelfth (1/12th) of the annual rental fee in effect immediately prior to the commencement of such Month to Month lease, without affecting Lessee’s obligations to pay all other payments due from Lessee hereunder. Such amount shall be payable on the first (1st) day of each Month in which the Lessee holds over. It is the intention of the parties hereto that interest shall not accrue on the payments required hereunder except to the extent the same are not made when due, in which event the same shall bear interest at the Interest Rate from the date due until paid. Should a Month to Month lease be created under the provisions of this section, such lease may subsequently be terminated by either party hereto by that party giving thirty (30) days written notice of the intention to terminate the lease to the other party. This provision does not give Lessee any right to hold over at the expiration of the Lease term, and all other terms and conditions of this Lease shall remain in force during any Month to Month tenancy created by any holding over by Lessee. Nothing in this Section 16 shall be deemed to infringe Lessor’s right to demand return of the Property on termination or expiration of this Lease.

SECTION 17. INDEMNITY.

(A) Indemnity of Lessor. Unless caused by Lessor’s gross negligence or willful act or omission, Lessee shall Indemnify Lessor and its Affiliates and all of their respective directors, officers, employees, agents and representatives from and against any and all claims, actions, proceedings, costs, damages, and liabilities, including, without limitation, reasonable attorney’s fees, court and arbitration costs, and costs of investigation (whether pre-hearing, during hearing, or upon appeal) arising out of, connected with, or resulting, directly or indirectly, from the enforcement of this Lease, including without limitation, the recovery of any claim under any insurance policy covering the Property, and from any use of the Property by Lessee, including, without limitation, the manufacture, selection, transportation, delivery, possession, use, operation, or return of the Property.

(B) Indemnity of Lessee. Unless caused by Lessee’s gross negligence or willful act or omission, Lessor shall Indemnify Lessee and its Affiliates and all of their respective directors, officers, employees, agents and representatives from and against any and all claims, actions, proceedings, costs, damages, and liabilities, including, without limitation, reasonable attorney’s fees, court and arbitration costs, and costs of investigation (whether pre-hearing, during hearing, or upon appeal) arising out of, connected with, or resulting, directly or indirectly, from the enforcement of this Lease and any breach of Lessor of a warranty outlined in Section 24.

SECTION 18. INSPECTION OF LESSEE’S RECORDS AND HOTEL.

Lessor shall have the right to inspect the Hotel and the Lessee’s insurance records related to the Property for, among other purposes, purposes of security, maintenance and suitable display of the Property, and for those purposes, to enter into the Hotel to examine the Property during normal business hours, on reasonable prior notice of Lessor’s intention to do so. Notwithstanding the foregoing, Lessee shall immediately provide Lessor copies of any incident and/or damage reports related to the Property.

SECTION 19. ASSIGNMENT.

(A) Assignment by Lessor. Lessor may assign this Lease or any rights under it at any time without Lessee’s consent, provided that the assignee is capable of fulfilling Lessor’s obligations hereunder, but Lessee shall be obligated to any assignee of Lessor only after written notice of such assignment from Lessor. In the event of any assignment, Lessor’s assignee shall have all of the rights, powers, privileges, and remedies of Lessor set forth in this Lease.

(B) Assignment by Lessee. Except in connection with a permitted assignment or pledge (and to the same assignee) of all Lessee’s rights under the License Agreement, Lessee shall not assign, transfer, or pledge this Lease, or any part of, or any interest in, the Property, sublet or lend any part of the Property, or permit any part of the Property to be used by any Person other than Lessee or Lessee’s employees and solely for the permitted uses specified herein. Upon a pledge of this Agreement as herein provided, the pledgee shall have similar rights and obligations with respect hereto as are given to the pledgee of the License Agreement as respects foreclosure, payment of accrued obligations and assumptions hereof.

SECTION 20. DEFAULT AND TERMINATION.

(A) Termination by Lessor. This Lease may, upon Notice to Lessee, be terminated by Lessor under any of the following circumstances:

(1) Breach by Lessee. Except as otherwise provided in this Section 20, in the event Lessee fails to keep, observe, or perform any of the material requirements imposed upon Lessee pursuant to this Lease, and such default remains uncured for a period of thirty (30) days after Notice of such default is given by Lessor to Lessee.

(2) Lessee’s Bankruptcy or Insolvency. Lessee shall apply for or consent to the appointment of a receiver, judicial manager, trustee, or liquidator of Lessee or all or a substantial part of its assets, files a voluntary petition in bankruptcy, or admits in writing its inability to pay its debts as they come due, makes a general assignment for the benefit of creditors, files a petition or an answer seeking reorganization (other than voluntary reorganization for corporate or administrative purposes) or arrangement with creditors or to take advantage of any insolvency law, or files an answer admitting the material allegations of a petition filed against Lessee in any bankruptcy, reorganization, or insolvency proceeding, or if any order, judgment, or decree shall be entered by any court of competent jurisdiction, on the application of a creditor, adjudicating Lessee as bankrupt or insolvent or approving a petition seeking reorganization of Lessee or appointing a receiver, trustee, or liquidator of Lessee or of all or a substantial part of the assets of Lessee, and any such order, judgment, or decree shall continue unstayed and in effect for any period of sixty (60) consecutive days.

(3) Cancellation of Insurance Policy. In the event any insurance policy required to be maintained by Lessee as provided for under the terms of this Lease expires or is cancelled, and is not renewed or replaced by a substantially equivalent policy within thirty (30) days following notice to renew or replace given by Lessor to Lessee.

(4) Involuntary Transfer by Operation of Law. In the event Lessee suffers any involuntary transfer by operation of Law of any interest in this Lease.

(5) Unauthorized Assignment, Etc. In the event Lessee takes any action prohibited by Section 19 of this Lease.

(6) Termination of License Agreement. Immediately upon the termination of the License Agreement, and if such termination is as the result of a default thereunder by Lessee, the termination hereunder shall be deemed to be as a result of Lessee’s default hereunder.

(B) Termination by Lessee for Breach. This Lease may, upon Notice to Lessor, be terminated by Lessee in the event Lessor fails to keep, observe, or perform any of the material requirements imposed upon Lessor pursuant to this Lease, and such default remains uncured for a period of thirty (30) days after notice of such default is given by Lessee to Lessor.

(C) Lessor’s Right to Cure Default. Should Lessee fail to make any payment or to do any act as provided in this Lease, Lessor shall have the right, but not the obligation, without notice to or demand on Lessee, and without releasing Lessee from any obligation under this Lease, to make or to do the same, and to pay, purchase, contest, or compromise any encumbrance, charge, or lien that, in the reasonable judgment of Lessor, appears to affect the Property, and, in exercising any such right, incur any liability and expend reasonable amounts it may believe necessary. All expenses so incurred by Lessor shall be, without demand, immediately due and payable by Lessee. Lessor’s exercise of its rights under this Section 20(C) shall be without prejudice to Lessor’s right to terminate this Lease for any default of this Lease, as provided in Section 20(A) above, including any default cured by Lessor pursuant to this Section 20(C).

(D) Lessor’s Right to Repossess Property. Lessor may, after ten (10) days following the termination of this Lease, without notice or demand on Lessee, repossess the Property without legal process. Lessee agrees that, upon default or any termination, Lessor or Lessor’s agent may enter upon the Premises where the Property is located and repossess and remove the same.

(E) Lessee’s Obligation for Lessor’s Costs. Upon default or other termination of this Lease, Lessee shall reimburse Lessor for all reasonable expenses of repossession and enforcement of Lessor’s rights and remedies, including, without limitation, reasonable attorneys fees, court and arbitration costs, and costs of investigation (whether pre-hearing, during hearing, or upon appeal), storage, export charges, packing and transportation costs, and insurance during transport.

(F) Remedies Cumulative. The remedies of the parties set forth in this section are cumulative to the extent permitted by Law, and may be exercised partially, concurrently, or separately with any other rights or remedies. The exercise of one remedy by a party shall not be deemed to preclude the exercise of any other remedy. In the event of a default by Lessee, Lessor’s damages shall be taken into account the term of the License Agreement prior to such default and any likely extensions thereunder.

(G) Failure to Enforce Not Waiver. Any failure or delay on the part of a party to exercise any right or remedy under this Lease shall not operate as a waiver. The failure of a party to require performance of any term, covenant, or provision of this Lease by the other party shall not constitute a waiver by such party under this Lease. No forbearance by a party to exercise any right or remedy under this Lease shall be construed as a waiver, but all rights and remedies shall continue in effect as if no forbearance had occurred. No covenant or condition of this Lease applicable to a party may be waived except by the written consent of the other party. Any such written waiver of any term of this Lease shall be effective only in the specific instance and for the specific purpose given.

SECTION 21. SALE OR ENCUMBRANCE.

(A) Sale or Disposal. Lessee shall not part with possession or control of, sell or attempt to sell, mortgage, or encumber any of the Property, or otherwise dispose of any interest therein or in this Lease.

(B) Encumbrance. Lessee shall not pledge, encumber, create a security interest in, or permit any lien, charge, or encumbrance (other than workmen’s liens, liens for personal property taxes, and other similar immaterial liens, in each case not yet due and payable), amounts to become due in respect of which are not then due and payable to become effective on any of the Property. Lessee shall immediately notify Lessor of any lien, charge, or other encumbrance, or any attachment or judicial process, affecting the Property. Lessee must promptly pay or satisfy any obligation from which any lien, charge, or encumbrance arises, and shall otherwise keep the Property and all right, title, and interest therein, free and clear of all liens, charges, and encumbrances. Lessee shall deliver to Lessor appropriate satisfactions, waivers, or evidence of payment of any lien, charge, or encumbrance. Lessee shall Indemnify Lessor for any loss of the Property due to such a lien, charge, or encumbrance being placed on or against any of the Property.

SECTION 22. REPRODUCTION.

Lessee shall not reproduce any of the Property or allow any of the Property to be reproduced in any manner. Lessee agrees to fully cooperate with Lessor in the event Lessor decides to reproduce any of the Property or to cause any of the Property to be reproduced by a third party for any reason. It is expressly understood that in the event Lessor causes to be removed from the Premises any item of Property, the annual rental fee with respect to such removed item of Property shall be reduced to the extent of the time that such item is absent from the Premises.

SECTION 23. NOTICES.

Except as otherwise provided in this Agreement, all notices, demands, requests, consents, approvals and other communications (collectively “Notices”), required or permitted to be given hereunder, or which are to be given with respect to this Agreement, shall be in writing and personally delivered, or sent by facsimile (with a confirming copy mailed by registered mail as described herein), or by a recognized overnight courier service, or by registered mail, postage prepaid, return receipt requested, addressed to the party to be so notified as follows:

If to Lessee:	Melco Hotels and Resorts (Macau) Limited Level 38 The Centrium
60 Wyndham Street Central Hong Kong
Attention: Company Secretary

If to Lessor, to:	Hard Rock Café International (STP), Inc.
6100 Old Park Lane Orlando, Florida 32835 USA
Attention: President

with copy to:	Hard Rock Café International (USA), Inc.
6100 Old Park Lane Orlando, Florida 32835 USA
Attention: General Counsel

Notices shall be deemed received on the date of delivery if personally delivered, two (2) business days after sending if sent by facsimile or overnight courier service, or seven (7) business days after sending if sent by registered mail.

SECTION 24. WARRANTIES.

The sole warranty being made by Lessee hereunder is that Lessor has the right to lease the Property to Lessee pursuant to the terms hereof and that the display of the Property at the Hotel pursuant to the terms hereof will not violate any intellectual property rights that may be held by third-parties. Lessor makes no representation or warranty as to Lessee’s right to reproduce or photograph the Property. Lessee agrees to obtain all authorizations and/or releases prior to reproducing or photographing the Property.

SECTION 25. LIMITATION OF WARRANTIES.

Lessor is not a manufacturer of the Property or a dealer in similar property and, except as provided in Section 24, has not made and does not make any representation, warranty, or covenant, express or implied, with respect to the condition, quality, durability, suitability, authenticity, or merchantability of the Property. Lessor shall not be liable to Lessee for any liability, loss, or damage caused or alleged to be caused, directly or indirectly, by the Property, by any inadequacy of, or defect in, the Property, or by any incident in connection with the use of the Property by Lessee.

Upon paying rent, in accordance with Section 4 hereof, and all other amounts payable by Lessee hereunder and Lessee’s keeping and performing the terms, covenants, conditions and provisions of this Lease, Lessor covenants and agrees that Lessee may lawfully and quietly hold and enjoy the Property during the term without hindrance, molestation, or interruption notwithstanding anything to the contrary herein.

SECTION 26. SUBSTITUTION.

Lessor reserves the absolute right to recover, from time to time, at Lessee’s expense and upon sixty (60) days prior notice to Lessee, any item of Property listed on the attached Schedule A, provided that Lessor provides Lessee with a reasonable substitute item after consultation with Lessee. Such a substitution shall not be considered an amendment of this Lease and shall not affect the terms of this Lease, except that a notation of such substitution shall be made to Schedule A. Notwithstanding the foregoing, Lessor may, upon its substitution of Property, require a written amendment under the provisions of Section 26 of this Lease.

SECTION 27. AMENDMENT AND MODIFICATION.

Additional Property may from time to time be added to this Lease, as agreed upon by the parties. Any additional Property shall be added to the attached Schedule A in an amendment describing such Property, the rental, the term of the leasing period, and the Appraised Value of such additional Property. All such amendments to the attached Schedule A effected pursuant to this Section 26 must be in writing and signed by both parties.

SECTION 28. HEADINGS.

The section and other headings contained herein are for convenience of reference only, and are not intended to define, limit, or describe the scope or intent of any provision of this Lease.

SECTION 29. SURVIVAL OF COVENANTS.

Any covenant, representation, warranty, term, or provision of this Lease which, in order to be effective, must survive the termination of this Lease, shall survive any such termination.

SECTION 30. SEVERABILITY.

Except as expressly provided to the contrary elsewhere herein, each section, part, term, and/or provision of this Agreement shall be considered severable and shall be construed as independent of any other section, part, term, and/or provision of this Agreement. If, for any reason, all or any part of any section, part, term, and/or provision of this Lease is held to be invalid, unenforceable, or in conflict with any applicable Law by a court or properly convened arbitrators having valid jurisdiction in an unappealable final decision to which Lessor is a party or by which Lessor may be bound, the same shall not impair the operation of, or have any other effect upon, any other section, part, term, and/or provision of this Lease as may remain otherwise valid and enforceable, and the latter shall continue to be given full force and effect and bind the parties hereto, and said invalid sections, parts, terms, and/or provisions shall be deemed limited by construction in scope and effect to the minimum extent possible to render the same valid and enforceable.

In the event any such invalid or unenforceable section, part, term, or provision involves the payment of moneys hereunder, the parties shall mutually amend this Lease so as to eliminate or modify, as appropriate, the invalid or unenforceable section, part, term, or provision, while preserving the integrity of such payments so as to permit each party hereto to receive the full economic benefits bargained for herein.

SECTION 31. NO WARRANTIES OR GUARANTEES.

Except as set forth in Sections 24 and 25, Lessor makes no warranties or guarantees upon which Lessee may rely, and assumes no liability or obligation to Lessee by providing any waiver, approval, consent, or suggestion to Lessee in connection with this Lease or by reason of any delay or denial of any request therefore. Lessee, in executing this Lease, has not relied upon any representation or warranty of Lessor that the business operations to be conducted at the Hotel will be successful, or that any specific level of profit will be achieved.

SECTION 32. INTEREST CHARGES.

In the event, pursuant to the terms of this Lease, interest charges accrue in favor of any payee, amounts received by such payee following the initial date of any interest accrual shall first be applied to accrued and unpaid interest.

SECTION 33. ENTIRE AGREEMENT.

This Lease, the documents referred to herein, and the attachments hereto, if any, constitute the entire, full, and complete agreement between Lessor and Lessee concerning the subject matter hereof, and supersede all prior agreements between the parties hereto related thereto, no other representations having induced Lessee to execute this Lease. No representations, inducements, promises, or agreements, oral or otherwise, not embodied in this Lease were made by either party, and none shall be of any force or effect with reference to this Lease. Except as otherwise provided in this Lease, no amendment, change, or variance from this Lease shall be binding on either party unless mutually agreed to by the parties in writing and executed by their authorized officers or agents.

SECTION 34. SECURITIES FILING.

Licensor acknowledges and agrees that Licensee and its Affiliate may file a copy of this Agreement with the Securities Exchange Commission in compliance with applicable Laws.

SECTION 35. ARBITRATION AND GOVERNING LAW.

Disputes relating to this Lease shall be governed by dispute resolution provisions under Section 19 of the License Agreement, which are incorporated herein by reference thereto. Licensee agrees to be bound by the arbitration obligations under Section 19 of the License Agreement, including, without limitation, the obligation to submit to binding arbitration the claims described in Section 19 of the License Agreement in accordance with its terms.

This Lease shall be governed by the law governing the License Agreement.

[Signatures pages follow]

IN WITNESS WHEREOF, the parties have caused this Lease to be executed, effective as of the date first set forth above.

LESSOR:
Signed in the presence of:	HARD ROCK CAFÉ INTERNATIONAL (STP), INC.

/s/
	By:	/s/
	Name:	Jay Wolskzak
	Its:	Vice President

LESSEE:
Signed in the presence of:	MELCO HOTELS AND RESORTS (MACAU) LIMITED

/s/
Sylvia Sun	By:	/s/
	Name:	Frank Tsui
	Its:	Director

SCHEDULE A

Description Of Leased Property

As of                     , 2006

Name	Category	Name	Group	Appraised Value

[Property to be selected as provided in Section 2(A)]